UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

____________________

UNITED COMMUNITY BANKS, INC.
_____________________
(Name of Issuer)

Common Shares
(Title of Class of Securities)

90984P303
(CUSIP Number)

September 1, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons CapGen Capital Group V LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 4,128,768
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 4,128,768
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,128,768
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.5%(1)
12.	Type of Reporting Person PN
_______________
(1) This calculation is based on 63,152,257 shares of voting common stock, par value $1.00 per share (“Common Stock”), of United Community Banks, Inc. (the “Issuer”) outstanding as of September 1, 2015, as reported to the Reporting Persons by the Issuer on September 4, 2015.

1.	Name of Reporting Persons CapGen Capital Group V LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 4,128,768
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 4,128,768
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,128,768
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.5%(2)
12.	Type of Reporting Person OO
_______________
(2) This calculation is based on 63,152,257 shares of Common Stock outstanding as of September 1, 2015, as reported to the Reporting Persons by the Issuer on September 4, 2015.

1.	Name of Reporting Persons Eugene A. Ludwig
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,128,768
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,128,768
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,128,768
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.5%(3)
12.	Type of Reporting Person IN
_______________
(3) This calculation is based on 63,152,257 shares of Common Stock outstanding as of September 1, 2015, as reported to the Reporting Persons by the Issuer on September 4, 2015.

1.	Name of Reporting Persons Robert B. Goldstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 970
	6.	Shared Voting Power: 4,128,768
	7.	Sole Dispositive Power: 970
	8.	Shared Dispositive Power: 4,128,768
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,129,738
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.5%(4)
12.	Type of Reporting Person IN
_______________
(4) This calculation is based on 63,152,257 shares of Common Stock outstanding as of September 1, 2015, as reported to the Reporting Persons by the Issuer on September 4, 2015.

1.	Name of Reporting Persons John P. Sullivan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (A) ☐ (B) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 970
	6.	Shared Voting Power: 4,128,768
	7.	Sole Dispositive Power: 970
	8.	Shared Dispositive Power: 4,128,768
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,129,738
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 6.5%(5)
12.	Type of Reporting Person IN
_______________
(5) This calculation is based on 63,152,257 shares of Common Stock outstanding as of September 1, 2015, as reported to the Reporting Persons by the Issuer on September 4, 2015.

Item 1 (a).	Name of Issuer:

The name of the issuer is United Community Banks, Inc., a corporation incorporated under the laws of the State of Georgia (the “Issuer”).

(b).	Address of Issuer’s Principal Executive Offices:

125 Highway 515 East
Blairsville, Georgia 30512

Item 2 (a).	Name of Person Filing:

This statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) CapGen Capital Group V LP, a Delaware limited partnership (“CapGen LP”), (ii) CapGen Capital Group V LLC, a Delaware limited liability company (“CapGen LLC”), (iii) Mr. Eugene A. Ludwig, (iv) Mr. Robert B. Goldstein and (v) Mr. John P. Sullivan.  The business address of each of the Reporting Persons is 120 West 45th Street, Suite 1010, New York, New York 10036. The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit A hereto.

(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 120 West 45th Street, Suite 1010, New York, New York 10036.

(c).	Citizenship:

CapGen LP and CapGen LLC are organized under the laws of the State of Delaware. Messrs. Ludwig, Goldstein and Sullivan are United States citizens.

(d).	Title of Class of Securities:

Common Stock.

(e).	CUSIP Number:

90984P303

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

	(b)	(a)	(c)(i)	(c)(ii)	(c)(iii)	(c)(iv)
				Common Shares
			Voting Power		Disposition Power
Reporting Persons	Percent of Class(*)	Beneficially Owned	Sole	Shared	Sole	Shared
CapGen LP.	6.5%	4,128,768	4,128,768	0	4,128,768	0
CapGen LLC	6.5%	4,128,768	4,128,768	0	4,128,768	0
Eugene A. Ludwig	6.5%	4,128,768	0	4,128,768	0	4,128,768
Robert B. Goldstein	6.5%	4,129,738	970	4,128,768	970	4,128,768
John P. Sullivan	6.5%	4,129,738	970	4,128,768	970	4,128,768

(*)  This calculation is based on 63,152,257 shares of Common Stock outstanding as of September 1, 2015, as reported to the Reporting Persons by the Issuer on September 4, 2015.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2015

CAPGEN CAPITAL GROUP V LP

By:	CAPGEN CAPITAL GROUP V LLC, its general partner

By:	/s/ Eugene A. Ludwig
Eugene A. Ludwig
Managing Member

CAPGEN CAPITAL GROUP V LLC

By:	/s/ Eugene A. Ludwig
Eugene A. Ludwig
Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Eugene A. Ludwig

ROBERT B. GOLDSTEIN

By:	/s/ Robert B. Goldstein
Robert B. Goldstein

JOHN P. SULLIVAN

By:	/s/ John P. Sullivan
John P. Sullivan